

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Dr. Lynn Kirkpatrick
Chief Executive Officer
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, California 92037

   Re: Ensysce Biosciences, Inc.
     Registration Statement on Form S-3
     Filed on December 19, 2022
     File No. 333-268858

Dear Dr. Lynn Kirkpatrick:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cindy Polynice at 202-551-8707 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Eric Kline, Esq.